EXHIBIT 99.9

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2011
(Expressed in Canadian Dollars)

1600-570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretium.com

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsections 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that these condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	March 31, 2011 (unaudited)	December 31, 2010

ASSETS

Non-current assets
Fixed assets	10	$1,121,193	$-
Mineral interests	4	451,690,970	450,000,000
		452,812,163	450,000,000

Current assets
Deposits and prepaid expenses		348,555	106,405
Due from Silver Standard Resources Inc.	6	714,505	600,000
Receivables		367,577	32,166
Cash and cash equivalents	9	44,138,436	48,533,766
Total current assets		45,569,073	49,272,337

Total Assets		$498,381,236	$499,272,337

EQUITY

Share capital	5	$498,491,330	$458,738,330
Share based payment reserve		19,166,888	13,779,108
Deficit		(20,206,247)	(14,130,016)
Total equity		497,451,971	458,387,422

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	929,265	1,131,915
Convertible promissory note	7	-	39,753,000
Total liabilities		929,265	40,884,915

Total Equity and Liabilities		$498,381,236	$499,272,337

Subsequent event	12

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on May 12, 2011.

On behalf of the Board:
/s/ Ross A. Mitchell	/s/ Robert A. Quartermain
Ross A. Mitchell (Chairman of Audit Committee)	Robert A. Quartermain (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(unaudited)

	Notes	Three months ended March 31, 2011

EXPENSES

Amortization	10	$52,752
Consulting		36,636
General and administrative		121,970
Insurance		30,330
Investor relations		85,713
Listing fees		66,641
Professional fees		153,701
Salaries		231,025
Share based compensation	5	5,387,780
Travel and accommodation		27,597

Loss before other items		6,194,145

OTHER ITEMS

Interest income		(117,914)

Net loss and comprehensive loss for the period		$6,076,231

Basic and diluted loss per common share	5	(0.07)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(unaudited)

	Notes	Three months ended March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period from operations		$(6,076,231)
Items not affecting cash:
Amortization	10	52,752)
Share-based compensation	5	5,387,780)
Change in non-cash working capital items:
Receivables		(335,411)
Prepaid expenses		(242,150)
Due from Silver Standard Resources Inc.	6	(114,505)
Accounts payable and accrued liabilities		(710,307)

Net cash used in operating activities		(2,038,072)

CASH FLOWS FROM FINANCING ACTIVITIES
Underwriters’ exercise of over allotment option	5	18,000,000)
Settlement of convertible promissory note	7	(18,000,000)

Net cash generated by financing activities		-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	4	(1,183,313)
Purchase of property, plant and equipment	10	(1,173,945)

Net cash used in investing activities		(2,357,258)

Change in cash and cash equivalents for the period		(4,395,330)

Cash and cash equivalents, beginning of period		48,533,766)

Cash and cash equivalents, end of period		$44,138,436)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
 (unaudited)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Initial public offering	5	44,170,000	$265,020,000	$-	$-	$265,020,000
Share issue costs	5	-	(3,008,670)	-	-	(3,008,670)
Shares issued under Acquisition Agreement	5	32,537,833	195,227,000	-	-	195,227,000
Conversion of preferred shares to common shares	5	2,136,753	1,500,000	11,320,513	-	12,820,513
Value assigned to options granted	5	-	-	2,458,595	-	2,458,595
Loss for the period		-	-	-	(14,130,016)	(14,130,016)
Balance – December 31, 2010		78,844,586	458,738,330	13,779,108	(14,130,016)	458,387,422
Underwriters’ exercise of over allotment option	5	3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note	5,7	3,625,500	21,753,000	-	-	21,753,000
Value assigned to options granted	5	-	-	5,387,780	-	5,387,780
Loss for the period		-	-	-	(6,076,231)	(6,076,231)
Balance – March 31, 2011		85,470,086	$498,491,330	$19,166,888	$(20,206,247)	$497,451,971

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

1.           NATURE OF OPERATIONS

Pretium Resources Inc (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral property interest is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

Refer to note 4.

2.           SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year end reporting purposes. Results for the period ended March 31, 2011, are not necessarily indicative of future results.

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2010 as filed on SEDAR at www.sedar.com.

b)	Significant Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believe to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

2.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Critical accounting estimates (cont’d)

i.	the recoverability of amounts receivable which are included in the condensed consolidated interim statements of financial position;
ii.	the carrying value and the recoverability of the carrying value of the investment in its mineral property interest, included in the condensed consolidated interim statements of financial position;
iii.	the inputs used in accounting for share-based compensation expense in profit or loss.

c)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Company’s investment in the Snowfield and Brucejack Project is located in British Columbia, Canada.

d)	New accounting policy

Property, plant and equipment

The Company adopted this new accounting policy after the acquisition of office equipment, computer software, computer hardware and exploration equipment during the period. Property, plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset that includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of major overhauls of parts of property, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a unit of production basis or declining balance basis at rates of 5% to 50% per annum, as appropriate. All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 5% to 50% per annum, as appropriate. Amortization methods and useful lives are reviewed at each reporting date and adjusted as required.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

3.           NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards not adopted by the Company

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012 or later periods.

•
IFRS 9, Financial Instruments, Classification and Measurement, effective for the Company’s annual reporting period beginning January 1, 2013.  The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

4.           MINERAL INTERESTS

The project consists of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	Balance	Gross	Balance
	December 31	Expenditures	March 31
	2010	2011 (Unaudited)	2011 (Unaudited)
CANADA
BRITISH COLUMBIA
Snowfield Project
Acquisition	$309,064,110	$-	$309,064,110
Exploration costs:
Aircraft	-	1,708	1,708
Consulting	-	40,806	40,806
Environmental	-	27,913	27,913
Freight, shipping and courier	-	159	159
Geology consulting	-	9,002	9,002
	309,064,110	79,588	309,143,698

Brucejack Project
Acquisition	140,935,890	1,125,000	142,060,890
Exploration costs:
Aircraft	-	1,708	1,708
Assaying	-	88,833	88,833
Computer use and supplies	-	3,360	3,360
Consulting	-	130,052	130,052
Contract services	-	56,399	56,399
Engineering	-	71,987	71,987
Equipment rent and maintenance	-	280	280
Environmental	-	27,913	27,913
Freight, shipping and courier	-	159	159
Geology consulting	-	33,167	33,167
Metallurgical consulting	-	33,132	33,132
Miscellaneous	-	6,566	6,566
Supplies and tools	-	15,488	15,488
Travel and transportation	-	17,338	17,338
	140,935,890	1,611,382	142,547,272

Mineral property costs	$450,000,000	$1,690,970	$451,690,970

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

4.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

The Company owns the Snowfield and Brucejack Projects which had been acquired from Silver Standard Resources Inc. (“Silver Standard”) for $450,000,000, paid by $215,020,000 in cash and the issuance of 32,537,833 common shares of the Company valued at $195,227,000 and a convertible promissory note for $39,753,000, of which $18,000,000 was paid by the Company and the balance of $21,753,000 was then converted to 3,625,500 shares of the Company in the current period. The Company has assumed a tax base of nil upon the purchase of the properties; however, no future income tax liability has been recognized as this was considered an asset acquisition.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Refer to notes 5, 6 and 7.

5.           CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2011, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

The change in issued capital for the period was as follows:

Common Shares:	Three months ended March 31, 2011 (Unaudited)		Period ended December 31, 2010
	Number of Shares	Amount	Number of Shares	Amount
Balance – beginning of period	78,844,586	$458,738,330	-	$-
Shares issued for Initial Public Offering	-	-	44,170,000	265,020,000
Shares issued to Silver Standard	3,625,500	21,753,000	32,537,833	195,227,000
Preferred shares conversion to common shares	-	-	2,136,753	1,500,000
Underwriters’ exercise of over allotment option	3,000,000	18,000,000	-	-
Balance – end of period	85,470,086	$498,491,330	78,844,586	$458,738,330

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

5.           CAPITAL AND RESERVES (Cont’d)

Basic and diluted loss per share

The calculation of basic and diluted loss per share is based on the following:

	Three month period ended March 31, 2011	Period ended December 31, 2010
Loss attributable to common shareholders	$(0.07)	$(1.25)
Weighted average number of common shares outstanding for calculation of loss per share	83,981,018	11,263,513

The loss per share does not include the effect of 5,055,000 share purchase options outstanding as they are anti-dilutive.

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares.  Such options can be exercisable for a maximum of ten years from the date of grant.  The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts).  Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

Continuity of share purchase options for the period March 31, 2011 is as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised (Cancelled)	March 31, 2011	Exercisable
December 21, 2015	$6.00	2,725,000		-	2,725,000	681,250
January 28, 2016	6.10	-	1,575,000	-	1,575,000	393,750
February 10, 2016	8.73	-	100,000	-	100,000	25,000
March 16, 2016	11.01	-	655,000	-	655,000	163,750
		2,725,000	2,330,000	-	5,055,000	1,263,750

Weighted average exercise price		$6.00	$7.59		$6.73
Weighted average remaining contractual life (years)		5.0			4.79

The total fair value of granted stock options expensed during the period ended March 31, 2011 is $5,387,780.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

5.           CAPITAL AND RESERVES (Cont’d)

No compensation expense has been recorded for the warrants issued under the Company’s secondary offering,  as the warrants are exercisable to acquire the shares of the Company owned by Silver Standard.

Refer to note 6.

The following are the weighted average assumptions employed to estimate the fair value of options granted in the period using the Black-Scholes option pricing model:

Risk-free interest rate	2.30%
Expected volatility	60.0%
Expected life	5 years
Expected dividend yield	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

6.	RELATED PARTIES

Transactions with key management personnel

Key management personnel compensation
For the period ended March 31, 2011
Salaries and management fees	$200,000
Share based compensation	4,489,622
Management fees	24,000
$4,713,622

Receivable from Silver Standard

The Company and Silver Standard have an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”). The Company had recorded a receivable of $600,000 due from Silver Standard at December 31, 2010 with a corresponding offset to share issuance costs.

During the three months ended at March 31, 2011, the Company paid $114,505 on behalf of Silver Standard for consulting and legal expenses. As a result, the receivable balance from Silver Standard has increased to $714,505.

The Company’s acquisition of the Project from Silver Standard had resulted in Silver Standard owing 42.3% of the issued shares of the Company at March 31, 2011. Subsequently, this interest was reduced to 28.86% as a result of the Secondary Offering.

Refer to notes 4, 7 and 12.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

6.	RELATED PARTIES (Cont’d)

Employment Agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements, the CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more.  The CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of the Board.  The CEO, CDO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

Subsidiary

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Explorations Inc.	British Columbia, Canada	100%	Holds interest in Project

7.	CONVERTIBLE PROMISORY NOTE

As part of the Snowfield and Brucejack acquisition (note 4), the Company had issued to Silver Standard a convertible promissory note in the amount of $39,753,000. During the period, $18,000,000, being the proceeds from the over allotment option on the Company’s Initial Public Offering, was paid to Silver Standard to reduce the note to $21,753,000, which was converted and settled through the issuance of 3,625,500 common shares on February 1, 2011.

Refer also to note 5.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Falling due within one year:	As at March 31, 2011
Trade payables	$929,265

9.           CASH AND CASH EQUIVALENTS

As at March 31, 2011
Business and savings accounts	$44,138,436

Cash and cash equivalents comprises of cash in an interest earning account, which is available on demand by the Company, and held at a major Canadian bank.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

10.           FIXED ASSETS

	March 31, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Office equipment	$157,532	$3,938	$153,594
Computer software license	191,466	23,933	167,533
Computer hardware	97,300	6,690	90,610
Exploration equipment	727,647	18,191	709,456
	$1,173,945	$52,752	$1,121,193

11.	FINANCIAL RISK MANAGEMENT

(a)           Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

 (b)           Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, amounts due from Silver Standard and other receivables. The Company limits its exposure to credit risk on liquid financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

The carrying value of the Company’s cash and cash equivalents, due from Silver Standard and other receivables represent the maximum exposure to credit risk.

Financial Assets	Carrying Amount as at March 31, 2011
Due from Silver Standard (note 6)	$714,505
Receivables	367,577
Cash and cash equivalents (note 9)	44,138,436
$45,220,518

(c)           Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three month period ended March 31, 2011
(unaudited)

11.           FINANCIAL RISK MANAGEMENT (Cont’d)

(d)           Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(e)           Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

(f)           Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business.  The capital structure of the Company consists of equity, which comprises of share capital, net of accumulated deficit.  The Company manages its capital structure through the preparation of operating budgets, which are approved by the Board of Directors.

Company is not subject to any externally imposed capital requirements.

(g)           Fair Value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

12.	SUBSEQUENT EVENT

Subsequent to the quarter end, Silver Standard completed a secondary offering of 11.5 million units of the Company, each unit comprising of one share of the Company held by Silver Standard, and a half warrant of the Company. This offering reduced Silver Standard’s interest in the Company to 28.86%.

Each whole warrant is exercisable to acquire one share of the Company from Silver Standard for $12.50 for a period of 12 months. If all 5.75 million warrants are exercised, Silver Standard’s interest in the Company will be reduced to 22.13% of the Company’s outstanding shares.

Silver Standard paid $250,000 to the Company as partial compensation for conducting the offering.